

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2019

Lance Mitchell
Chief Executive Officer
Reynolds Consumer Products Inc.
1900 W. Field Court
Lake Forest, IL 60045

>   **Re: Reynolds Consumer Products Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Filed Octoer 2, 2019**
>   **CIK No. 0001786431**

Dear Mr. Mitchell:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS/A filed on October 2, 2019

Note 2 - Summary of Significant Accounting Policies
Revenue Recognition , page F-12

1.   You indicate that you estimate your transaction price using the most likely method. Please tell us why it is appropriate to apply this method rather than the expected value method given the characteristics of your contracts and the nature of your promotional activities. See ASC 606-10-32-8.

You may contact Ameen Hamady at (202) 551-3891 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing